Mail Stop 4561
Via Fax (512) 683-8411

April 28, 2009

Alex Davern
Chief Financial Officer
National Instruments
11500 North MoPac Expressway
Austin, TX 78759

      Re: **National Instruments**
               Form 10-K for the Fiscal Year Ended December 31, 2008
               Filed February 27, 2009
               File No. 000-25426

Dear Mr. Davern:

      We have reviewed your response letter dated April 15, 2009 in connection with the above-referenced filings and have the following comments. If indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated March 16, 2009.

Form 10-K for the Fiscal Year Ended December 31, 2008

Item 5. Market for the Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

Performance Graph

1.   We note your response to prior comment 1, which asked you to explain why you did not use a published industry or line-of-business index, and why you could not reasonably identify a peer group and present the stock price performance of your peers. On page 19 of your definitive proxy statement filed on March 31, 2009, you disclose that you view companies in the high technology industry that have

annual revenues ranging from $500 million to $1.5 billion as your peers for
making executive compensation decisions. You further state that you used the
peer companies included in the "Radford Surveys" as the appropriate starting
point for benchmarking the compensation of your executives. Please explain why
you believe these companies are your peers for executive compensation purposes,
but are not your peers for purposes of evaluating stock price performance and
providing disclosure responsive to Item 201(e) of Regulation S-K.

Item 11. Executive Compensation

Incorporated by Reference to Definitive Proxy Statement Filed March 31, 2009

Board Compensation, page 14

2.   On page 12 of your definitive proxy statement, you state that you have engaged
        John K. Medica, a director, in an advisory capacity, and that during 2008, Mr.
        Medica earned an aggregate of approximately $43,750 for such consulting work.
        In addition, in 2008, you reimbursed Mr. Medica approximately $2,195 for his
        travel expenses. It does not appear that you included these amounts in column (g)
        of the Director Compensation table. Please explain. In addition, please tell us
        whether you have an agreement with Mr. Medica. If you have an agreement,
        please provide us with your analysis as to how you determined not to file such
        agreement as an exhibit pursuant to Item 601(b)(10)(ii)(A) of Regulation S-K.

Item 15. Exhibits and Financial Statement Schedules

Note 8. Income Taxes

3.   We note from your response to prior comment 5 that you released the valuation
        allowance for deferred tax assets by $8.7 million and $18.3 million in fiscal 2007
        and fiscal 2008, respectively, based upon the history of earnings generated by the
        Hungarian manufacturing operations. With respect to these operations, please
        provide us with (a) the taxable income generated in fiscal 2007 and 2008 and
        (b) your expectation of taxable income for future periods. Additionally, please
        explain if there were any changes in your expectations that led to the additional
        reversal in fiscal 2008.

4.   We also note that the remaining valuation allowance for the original deferred tax
        asset from the Hungarian restructuring was $44.5 million as of December 31,
        2008. However, the difference ($64 million) in the amount of the original
        valuation allowance ($91 million) and the subsequent reversals in fiscal 2007 and
        2008 ($27 million) does not reconcile with the ending balance. Please confirm
        what the $19.5 million difference relates to and the related accounting treatment
        for it.

5.   Tell us where you recorded the debit to the financial statements when the Company originally established the valuation allowance against the deferred tax asset that resulted from the Hungarian restructuring. If the offset was to the Company's tax provision in fiscal 2003 or 2004, then tell us how this was reflected in your tax reconciliation schedule.

* * * * * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing(s), you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comments.

You may contact Melissa Feider, Staff Accountant, at (202) 551-3379 if you have any questions regarding comments on the financial statements and related matters. Please address questions regarding all other comments to Evan Jacobson, Staff Attorney, at (202) 551-3428 or Mark P. Shuman, Legal Branch Chief, at (202) 551-3462. If you need further assistance, you may contact me at (202) 551-3499.

Sincerely,

Kathleen Collins
Accounting Branch Chief